Exhibit 99.1

Americas Silver Corporation Provides First Quarter Production and Cost Update

TORONTO--(BUSINESS WIRE)--April 29, 2019--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) today announced production and operating cost results for the first quarter of 2019 on a consolidated basis and individually for its Cosalá Operations and Galena Complex. All figures are in U.S. dollars unless otherwise indicated.

First Quarter Highlights

  Consolidated silver production of approximately 1.8 million silver equivalent1 ounces, an increase of 9% year-over-year, and 395,000 silver ounces consistent with prior year.
  Consolidated cash costs2 were approximately negative ($0.50) per silver ounce, a decrease of 144%, when compared to prior quarter. Consolidated all-in sustaining costs2 (“AISC”) were approximately $5.54 per silver ounce, a decrease of 53%, when compared to Q4 2018.
  Milled tonnage at the Cosalá Operations increased by 24% year-over-year, with the San Rafael mine sustaining an average milling rate of approximately 1,750 tonnes per operating day. Production of approximately 1.3 million silver equivalent ounces including approximately 170,000 silver ounces, representing increases of 39% and 118%, respectively, year-over-year. Cash costs were approximately negative ($30.48) per silver ounce and AISC were approximately negative ($25.85) per silver ounce representing decreases of 21% and 130%, respectively, when compared to prior quarter.
  Continuing operational challenges limited production at the Galena Complex to approximately 430,000 silver equivalent ounces including approximately 220,000 silver ounces, representing decreases of 15% and 1%, respectively, when compared to prior quarter. Cash costs were approximately $23.03 per silver ounce and AISC were approximately $30.17 per silver ounce representing increases of 8% and 2%, respectively, when compared to prior quarter.
  Subsequent to quarter end, the acquisition of Pershing Gold Corporation (“Pershing”) closed on April 3, 2019 after the Committee on Foreign Investment in the United States (“CFIUS”) completed its review. The Company announced concurrent financing signed with Sandstorm Gold Ltd. for gross proceeds of approximately US$42.5 million to completely fund production at the Relief Canyon Project.
  Guidance for 2019 remains unchanged at 1.6 – 2.0 million silver ounces and 6.6 – 7.0 million silver equivalent ounces at cash costs of $4.00 to $6.00 per silver ounce and AISC of $10.00 to $12.00 per silver ounce. The Company expects to release its first quarter financial results on or before May 14, 2019.

“The Cosalá Operations had an excellent quarter mining and processing an average of approximately 1,750 tonnes per operating day, resulting in greater silver and by-product metal production, with lower cash costs and AISC,” said Americas Silver President and CEO Darren Blasutti. “Construction activity at Relief Canyon is ramping up and orders for long-lead items have been placed as the Company advances this project towards pouring gold before the end of the year. With the addition of this new mine, the Company expects to increase precious metal production by over 500% by 2021.”

Consolidated First Quarter Production Details

Consolidated silver production for the first quarter of 2019 was 393,824 ounces, which was largely consistent with both the prior quarter and year-over-year. Silver equivalent production was approximately 1.8 million ounces, an increase of 9% year-over-year. Consolidated cash costs decreased 144% to negative ($0.50) per silver ounce compared to the prior quarter and increased 82% year-over-year, and AISC decreased 53% to $5.54 per silver ounce compared to the prior quarter and decreased 10% year-over-year. Consolidated zinc production increased by 10% compared to the prior quarter and 54% year-over-year, while consolidated lead production decreased by 10% compared to the prior quarter and increased by 8% year-over-year.

Table 1 Consolidated Production Highlights
	Q1 2019	Q1 2018	Change	Q4 2018	Change
Processed Ore (tonnes milled)	182,029	163,875	11%	186,585	-2%
Silver Production (ounces)	393,824	397,035	-1%	395,294	-1%
Silver Equivalent Production (ounces)	1,754,839	1,613,711	9%	1,799,741	-2%
Silver Grade (grams per tonne)	87	95	-8%	87	0%
Cost of Sales ($ per equiv. ounce silver)	$7.11	$8.14	-13%	$7.87	-10%
Cash Costs ($ per ounce silver)	($0.50)	($2.73)	82%	$1.14	-144%
AISC ($ per ounce silver)	$5.54	$6.17	-10%	$11.78	-53%
Zinc Production (pounds)	11,263,623	7,332,978	54%	10,223,692	10%
Lead Production (pounds)	8,211,429	7,624,685	8%	9,088,862	-10%

Cosalá Operations Production Details

The Cosalá Operations produced 173,169 ounces of silver during the first quarter of 2019 and 1,322,045 ounces of silver equivalent during the same period at cash costs of negative ($30.48) per silver ounce and AISC of negative ($25.85) per silver ounce. Silver production increased by 118% year-over-year and consistent with the fourth quarter 2018, while silver equivalent production increased by 39% year-over-year and 3% over the prior quarter. Cash costs and AISC improved by 21% and 130%, respectively, compared to the Q4 2018.

Table 2 Cosalá Operations Highlights
	Q1 2019	Q1 2018	Change	Q4 2018	Change
Processed Ore (tonnes milled)	152,605	123,285	24%	149,577	2%
Silver Production (ounces)	173,169	79,382	118%	172,016	1%
Silver Equivalent Production (ounces)	1,322,045	948,081	39%	1,287,657	3%
Silver Grade (grams per tonne)	57	42	36%	59	-3%
Cost of Sales ($ per equiv. ounce silver)	$4.35	$5.92	-27%	$4.66	-7%
Cash Costs ($ per ounce silver)	($30.48)	($59.52)	-49%	($25.12)	21%
AISC ($ per ounce silver)	($25.85)	($36.28)	-29%	($11.26)	130%
Zinc Production (pounds)	11,263,623	7,332,978	54%	10,223,692	10%
Lead Production (pounds)	4,626,233	2,679,485	73%	4,388,146	5%

Strong results were driven by sustained improvements in grade, mill throughput and metal recovery to concentrate. Site expenditures tracked expectations. Development of the incline ramp toward San Rafael’s Upper Zone has resumed and is advancing ahead of plan. Ore production from the Main Zone benefited from the additional working headings providing operational flexibility. Further, mined head grades exceeded budgeted head grades during the quarter. Any potential reduction in head grades over the remainder of the year are expected to be largely offset by further gains in mill throughput and metal recovery as additional flotation capacity is installed during the second quarter.

Galena Complex Production Details

Unplanned mill downtime due to problems with the mill pinion bearing at the Galena mine in January set the year off on a challenging note however the underlying issues were successfully resolved during the quarter. Performance trended back up until two separate ground falls delayed production from two high-tonnage stopes. The cumulative impact was the loss of nearly one month’s production during the quarter. Performance is slowly improving and should return to expected levels by the end of Q2 2019. Management remains committed to returning the operation to an acceptable level of performance.

As a result of these unexpected incidents, the Galena Complex produced 220,655 ounces of silver during Q1 2019 and 432,794 ounces of silver equivalent at cash costs of $23.03 per silver ounce and AISC of $30.17 per silver ounce. Silver and silver equivalent production decreased by 1% and 15%, respectively, compared to the prior quarter, and 31% and 35%, respectively, year-over-year. Cash costs and AISC increased by 8% and 2%, respectively, due to the noted operational challenges.

Table 3 Galena Complex Highlights
	Q1 2019	Q1 2018	Change	Q4 2018	Change
Processed Ore (tonnes milled)	29,424	40,590	-28%	37,008	-20%
Silver Production (ounces)	220,655	317,653	-31%	223,278	-1%
Silver Equivalent Production (ounces)	432,794	665,630	-35%	512,084	-15%
Silver Grade (grams per tonne)	242	256	-5%	199	22%
Cost of Sales ($ per equiv. ounce silver)	$15.55	$11.31	38%	$15.95	-2%
Cash Costs ($ per ounce silver)	$23.03	$11.46	101%	$21.36	8%
AISC ($ per ounce silver)	$30.17	$16.78	80%	$29.52	2%
Lead Production (pounds)	3,585,196	4,945,200	-28%	4,700,716	-24%

Relief Canyon Update

On April 3, 2019, the Company announced the closing of the Pershing acquisition after receiving notification that CFIUS completed its review. The Company also announced a financing package of $42.5 million secured from Sandstorm Gold Ltd. to fully fund the development of Relief Canyon and Board approval for construction commencement at the Project with the intention of pouring gold before year end. Since that time, orders have been placed for long-lead items such as the mill liners, crusher and conveyor system and negotiations have commenced on the leach pad construction and mining contracts. Expected start dates are mid-May and mid-June respectively. Further information on the Relief Canyon development will be made available periodically on the Company’s website as construction progresses at www.americassilvercorp.com.

Americas Silver Annual and Special Meeting

The annual and special meeting of Americas Silver is scheduled for 3pm (EDT) on Wednesday May 15, 2019 at Vantage Venues, 150 King St. West, Toronto, Ontario.

Your vote is important. Please vote before the proxy vote deadline on May 13, 2019 at 3pm (EDT).

Additional information concerning the annual and special meeting can be found in the Management Information Circular dated April 18, 2019. An electronic copy of the Circular is available online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a precious metal mining company focused on growth from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company expects to begin producing gold in the fourth quarter of 2019 at its fully-funded Relief Canyon Project, in Nevada, USA which is currently in construction. For further information, please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts; construction, production, and development plans at the Relief Canyon Project and performance expectations for the Relief Canyon Project and impact on Americas Silver’s financial performance; and the estimated construction timeline and costs for the Relief Canyon Project; the estimated timeline for environmental approvals for the second phase of the Relief Canyon Project; and the impact of the Transaction on the liquidity of the Company’s shares. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the Sandstorm financing, risks and uncertainties include the ability of the Company and its subsidiaries to fulfill the conditions to drawing all the available funds under the purchase agreement and convertible debenture and the potential for, and consequences of, default thereunder. With respect to the business of Americas Silver, these risks and uncertainties include interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to develop, complete construction and operate the Relief Canyon Project; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Pershing Gold’s filings with the SEC, including the Annual Report on Form 10‐K for the year ended December 31, 2017 and the Proxy Statement of Pershing Gold dated November 29, 2018, and in Americas Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC, including the management information circular of Americas Silver dated December 4, 2018. Americas Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Silver does not give any assurance (1) that Americas Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Silver, the Transaction, the Sandstorm financing package, the combined Company or other matters attributable to Americas Silver or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above.

1 Silver equivalent production throughout this press release was calculated based on silver, zinc, and lead realized prices during each respective period.

2 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2018 year-end and quarterly MD&A. The performance measures for the quarter ended March 31, 2019 are preliminary throughout this press release subject to refinement from the Company’s first quarter financial results to be released on or before May 14, 2019.

CONTACT:
Darren Blasutti
President and CEO
Americas Silver Corporation
416‐848‐9503